

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05000890

January 5, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-5-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Joao Manuel Cardiga Martins. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
JAN - 7 2005
1086

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Joao Manuel Cardiga Martins
35 Garfield Place
Ridgewood, NJ 07450

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Joao Manuel Cardiga Martins*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from Joao Manuel Cardiga Martins (the "Proponent"). The Proposal requests that GE's Board of Directors and its "Executive Committee" adopt a "policy whereby the selection of the Company's Stock Transfer Agent/Registrar (the "Registrar") is submitted to the Company's shareholders for their ratification at the Company's annual meeting." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our views that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters related to GE's ordinary business operations;**

II. **The Proposal is excludable under Rule 14a-8(i)(6) as GE lacks the power to implement it; and**

III. **The Proposal must be revised pursuant to Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements in violation of Rule 14a-9.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal Is Excludable under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareowner proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareowner proposals.

This Proposal requests that the Board of Directors and the Executive Committee "adopt a policy whereby the selection of the Company's Stock Transfer Agent/Registrar (the "Registrar") is submitted to the Company's shareholders for their ratification at the Company's annual meeting." Based on the Staff's precedents, we believe that the selection of a stock transfer agent or registrar is an ordinary business matter that may be properly omitted pursuant to Rule 14a-8(i)(7). The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that the selection and dismissal of service providers, including stock transfer agents and independent auditors, are ordinary business matters.

On a number of occasions, the Staff has concurred that shareowner proposals seeking to terminate a company's transfer agent are excludable because they implicate ordinary business matters. For example, in *American Telephone and Telegraph Company* (avail. Jan. 30, 2001), the Staff granted no-action relief regarding a request to remove AT&T's transfer agent. AT&T argued that the selection of the transfer agent was made as part of AT&T's routine activities and that it was in the "best position to evaluate the performance of its transfer agent and to decide whether or not to choose a new transfer agent in the future." In *Dow Jones & Co.*, (avail. Jan. 4,

1996), the Staff similarly granted no-action relief under the predecessor to Rule 14a-8(i)(7) with respect to a shareowner proposal to remove Chemical Bank as Dow Jones's trustee of the dividend reinvestment plan and as registrar and transfer agent. *See also Schering-Plough Corp.* (avail. Jan. 12, 1993) (proposal seeking to discontinue present stock transfer agent and to substitute a specified replacement was excludable as relating to ordinary business operations); *Woolworth Corp.* (avail. Apr. 8, 1992) (proposal seeking to dismiss stock transfer and dividend agent was excludable as implicating ordinary business); *Lance, Inc.* (avail. Feb. 12, 1981) (proposals seeking to terminate stock transfer agent and outside attorneys were excludable as relating to ordinary business operations).

In addition, the Staff has recently granted no-action advice concurring that companies can exclude proposals requesting shareowner ratification of the selection of independent auditors, on the basis that the selection of independent auditors is an ordinary business matter. In *Cousins Properties, Inc.* (avail. Feb. 17, 2004), the Staff concurred that a proposal seeking the board of directors and audit committee to "adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for ratification at the Company's annual meeting" was excludable because the method of selecting independent auditors related to ordinary business matters. *See also Apache Corporation* (avail. Jan. 25, 2004) (proposal requesting that the board of directors and audit committee adopt a policy where the selection of the company's independent auditor would be submitted to shareowners for ratification was excludable as relating to ordinary business matters); *Wendy's International Inc.* (avail. Jan. 25, 2004) (same); *Paccar Inc.* (avail. Jan. 14, 2004) (same); *Xcel Energy Inc.* (avail. Jan. 9, 2004) (same).

Accordingly, based on the Staff's precedent regarding the ordinary business nature of matters involving the selection of service providers, such as transfer agents and registrars and independent auditors, we believe that the Proposal, which involves the selection of a transfer agent and registrar, may be omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal Is Excludable under Rule 14a-8(i)(6) as GE Lacks the Power to Implement It.

Rule 14a-8(i)(6) permits the omission of a shareowner proposal and any statement in support thereof if the proposal deals with a matter beyond a company's power to effectuate. The Proposal requests that GE's Board of Directors and its "Executive Committee" adopt a policy regarding the selection of the transfer agent and registrar. In addition, the Proposal expresses the "hope" that if a majority of GE shareowners does not ratify the "Executive Committee's" selection of transfer agent and registrar, the policy would provide for the "Executive Committee" to take into consideration shareowners' views and reconsideration of the selection.

GE's Board of Directors does not have an "Executive Committee." Accordingly, the Proposal may be omitted from the 2005 Proxy Materials because it is beyond GE's power to implement it.

III. The Proposal Must be Revised Pursuant to Rule 14a-8(i)(3) Because the Proposal Contains Materially False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff determine that the Proposal is not excludable under either Rule 14a-8(i)(7) or Rule 14a-8(i)(6), we respectfully request that the Staff require the Proponent to revise the Proposal pursuant to Rule 14a-8(i)(3) because the Proposal contains statements that are materially false or misleading in violation of Rule 14a-9.

As noted above, the Proposal requests that GE's Board of Directors and "Executive Committee" adopt a policy regarding ratification of the transfer agent and registrar. In addition, the Proposal expresses the "hope" that if a majority of GE shareowners does not ratify the "Executive Committee's" selection of transfer agent and registrar, the policy would provide for the "Executive Committee" to take into consideration shareowners' views and reconsider its selection. In Staff Legal Bulletin No. 14B ("SLB 14B"), published on September 15, 2004, the Staff clarified its views regarding when modifications or exclusions of proposals or supporting statements are appropriate under Rule 14a-8(i)(3). Specifically, SLB 14B indicates that modification or exclusion is appropriate in circumstances where, among other things, the company demonstrates objectively that a factual statement is materially false or misleading. SLB 14B further emphasizes that the Staff will "concur in the company's reliance on rule 14a-8(i)(3) to exclude or modify a proposal or statement only where that company has demonstrated objectively that the proposal or statement is *materially* false or misleading." (emphasis in original).

While we believe that certain statements in the Supporting Statement constitute opinions expressed as assertions of fact or statements without factual support, GE will address, as warranted, these statements in its statement in opposition consistent with the Staff's views in SLB 14B. We believe, however, that references to GE's "Executive Committee" should be deleted from the Proposal as being materially false or misleading. As noted, GE's Board of Directors does not have an Executive Committee. The Proposal's request that a non-existent "Executive Committee" adopt the policy regarding the stock transfer agent or reconsider its selection should a majority of shareowners not ratify the selection rises to the level of an objectively material misstatement and should be deleted from the Proposal and Supporting Statement rather than be addressed by GE in its statement in opposition. Accordingly, the Proponent should delete all references to the "Executive Committee" in the Proposal and Supporting Statement, as this language constitutes materially "false and misleading" information violative of Rule 14a-9.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/dcl
Enclosure

cc: Thomas J. Kim, General Electric Company
Joao Manuel Cardiga Martins

70297069_4.DOC

EXHIBIT A

Joao Manuel Cardiga Martins
35 Garfield Place
Ridgewood, NJ 07450

Thursday, August 12, 2004

General Electric Company
Attn: Mr. Benjamin W. Heineman, Jr., Secretary
3135 Easton Turnpike
Fairfield, Connecticut 06828

Dear Mr. Heineman,

I would like to submit the following Shareowner Proposal for consideration and voting in the 2005 Proxy Statement. I don't know if you require the following information be included – Joao Manuel Cardiga Martins residing at 35 Garfield Place, Ridgewood, NJ 07450 beneficiary owner of 100 shares. I would appreciate if you would be able to confirm receipt of this letter.

Shareowner Proposal Relating to Appointment of Stock Transfer Agent / Registrar

Resolved: The shareholders of General Electric (the "Company") request the Board of Directors and its Executive Committee adopt a policy whereby the selection of the Company's Stock Transfer Agent / Registrar (the "Registrar") is submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's Registrar plays an integral role in Shareholder satisfaction and retention, and provides time-critical services to the investing public. As is the case in any industry, there are stronger and weaker players able to provide the same basic services. This proposal attempts to align the selection process of the Shareholder Services Provider with the needs of the majority of shareholders, who in their normal course of share ownership are required to interact with said services provider.

The proposal does not infringe on the Executive Committee's ability to select our Registrar. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Executive Committee adopt a policy concerning "Registrar" ratification. If a majority of shareholders do not ratify the Executive Committee's selection, we would hope - but the proposal does not mandate - that the policy would provide for the Executive Committee to take the shareholders' views into consideration and reconsider its choice of Registrar. We urge your support for this important shareholder right.

If you agree, please mark your proxy FOR this resolution.

Respectfully yours,



Joao Martins



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

August 20, 2004

By Federal Express
Joao Manuel Cardiga Martins
35 Garfield Place
Ridgewood, NJ 07450

Re: Shareowner Proposal

Dear Mr. Martins:

We received your August 12, 2004 letter regarding your shareowner proposal relating to the appointment of the stock transfer agent/registrar on August 18, 2004.

Your letter fails to show that you are eligible to submit a shareowner proposal under Rule 14a-8 under the Securities Exchange Act of 1934, as amended. This rule requires you to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these shares through the date of the shareowner meeting.

Consequently, please provide us with evidence that you have held your 100 shares of GE common stock continuously from August 12, 2003 through August 12, 2004. You also need to provide us with a written statement that you intend to continue to hold these shares through the date of the shareowner meeting.

You can prove your ownership of these shares as follows:

- If you are the registered holder of these shares, which means that your name appears on our records as a shareowner, then we can verify your eligibility. Please let us know if you are the registered holder.

- If, like many shareowners, you hold these shares through a broker, then you must submit to GE a written statement from the broker verifying that, at the time you submitted your proposal, you continuously held your shares of GE common stock for at least one year.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

I am sending this letter to you on August 20, 2004 by Federal Express, for delivery on August 21, 2004.

Thank you.

Very truly yours,

Thomas J. Kim

Joao Manuel Cardiga Martins
35 Garfield Place
Ridgewood, NJ 07450
Tel: 201-264-6953

Thursday, August 26, 2004

VIA FACSIMILE
General Electric Company
Attn: Mr. Thomas J. Kim, Corporate and Securities Counsel
3135 Easton Turnpike
Fairfield, Connecticut 06828

Re: Shareowner Proposal

Dear Mr. Kim,

Thank you for your letter dated August 20, 2004 regarding my Shareowner Proposal Relating to Appointment of Stock Transfer Agent / Registrar, for consideration and voting in the 2005 Proxy Statement.

I am the registered holder of these General Electric shares, I have held my 100 shares continuously from August 12, 2003 through August 12, 2004 and intend to continue to hold these shares through the date of the shareowner meeting.

I would appreciate if you would be able to acknowledge receipt of this facsimile; and your advisement should there be any other information you may need in order to process the request.

Respectfully yours,



Joao Martins



Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2663
F 203 373 3079
tom.kim@ge.com

August 26, 2004

By U.S. Mail
Joao Manuel Cardiga Martins
35 Garfield Place
Ridgewood, NJ 07450

Re: Shareowner Proposal

Dear Mr. Martins:

I received your August 26, 2004 letter, which you delivered to me by facsimile.

I do not need any additional information from you.

Thank you.

Very truly yours,

Thomas J. Kim

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the board adopt a policy that the selection of GE's transfer agent/registrar be submitted to shareholders for ratification.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., the selection of GE's transfer agent and registrar). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,



Sukjoon Richard Lee
Attorney-Adviser